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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                    000-24886
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                    00500E104
                                                                  CUSIP NUMBER
                                  (CHECK ONE):

           [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31,2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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PART I - REGISTRANT INFORMATION

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Full name of Registrant: Acrodyne Communications, Inc.

Former Name if Applicable:  Acrodyne Holdings, Inc.
                             Decision Capital Corp.

Address of Principal Executive Office (STREET AND NUMBER): 10706 Beaver Dam Road

City, State and Zip Code:  Cockeysville, Maryland 21030
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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 (the "Form 10-KSB") cannot be filed within the prescribed period because the Registrant is experiencing delays in the collection and compilation of certain financial and other information required to be included in the Form 10-KSB. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-KSB will be filed as soon as practicable.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            ADEL RIZK              (610)                  917-1300
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              (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [ ] Yes     [X] No

Form 10-QSB for the quarter ended June 30, 2000
Form 10-QSB for the quarter ended September 30, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In August 2000, the Registrant announced that it would be restating its financial statements for the year ended December 31, 1999 and three months ended March 31, 2000 due to an overstatement of revenue, inventory balances and gross profits. As a result of the restatement, the Registrant was unable to file its quarterly financial statements for the quarters ended June 30, 2000 or September 30, 2000 on a timely basis. Additionally, during the Registrant's ongoing review of its internal controls and procedures, it became evident that the financial results for the year ended December 31, 1998 would also require restatement.

In March 2001, the Registrant announced its unaudited financial results for the quarters ended June 30 and September 30, 2000 and its unaudited restated financial results for the calendar years ended December 31, 1998 and 1999, and the three months ended March 31, 2000. The final impact of these restatements cannot be quantified at this time.

                          Acrodyne Communications, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001               By:       /s/ ADEL RIZK
                                       -----------------------------------------
                                    Name: Adel Rizk
                                    Title: Chief Financial Officer


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